UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As used in this Report on Form 6-K, “Intelsat,” the “Company,” and “we,” “us,” or “our” refer to Intelsat S.A. together with its consolidated subsidiaries (unless otherwise indicated or the context otherwise requires).

2017 Guidance Update

Business Environment:

Earlier this year, we identified four operational priorities in pursuit of a return to growth in 2017:

•	maintain our satellite launch program

•	accelerate commercialization of Intelsat EpicNG

•	maintain our leadership in government services

•	optimize our capital expenditure plan

While our launch program remains on track, as reflected in our first quarter 2017 financial report, our progress on the commercialization of Intelsat EpicNG services is pacing slower than is necessary to meet our previously stated expectations for 2017.

As was reported in the first quarter 2017 earnings call, we are experiencing a longer sales process with respect to new business sales of Intelsat EpicNG services, particularly with respect to Network Services prospects on Intelsat 33e. As a result, new contract signings in 2017 are now forecasted to be lower than previously expected. Also, our IntelsatOne® Flex and IntelsatOne® Prism managed services continue to advance and attract new customers, but activations of services are lagging the timelines necessary to reach our previously stated expectations for 2017.

In addition, previously noted non-renewals of certain existing services, primarily within our Network Services business, have resulted in lower revenues and remarketing efforts of the vacated services are not expected to generate a meaningful contribution to 2017 results.

We note that pricing trends remain generally stable and within our expectations for 2017 for both new business and renewals.

2017 Guidance, as Updated:

In light of the foregoing, today we are updating our revenue and Adjusted EBITDA expectations for 2017. In addition, we are providing our capital expenditure expectation for 2017-2019, demonstrating our focus on optimizing our investment plans, as noted above.

Revenue Guidance: We now expect revenue to range from $2,150 million to $2,180 million, as compared to the prior guidance range of $2,180 million to $2,225 million. At the midpoint of these forecasts, this represents a downward revision of $38 million.

Adjusted EBITDA Guidance: Performance is expected to range from $1,640 million to $1,670 million, as compared to the prior guidance range of $1,655 million to $1,700 million. At the midpoint of these forecasts, this represents a downward revision of $23 million.

Capital Expenditure Guidance: The table below summarizes capital expenditure guidance for 2017 through 2019. Comparing the midpoint of the new guidance to the midpoint of our capital expenditure guidance provided in 2016, 2017 is forecasted at a reduction of $138 million, and 2018 is forecasted at a reduction of $38 million. Guidance for 2019 is introduced for the first time. The guidance reflects synergies related to the capex efficiency of our Intelsat EpicNG program and the use of mission extension vehicles to defer new program starts, as well as a natural pause in our program given life expectancies of our satellites.

	FY 2017	FY 2018	FY 2019
Capital Expenditures	$500M - $550M	$400M - $475M	$400M - $500M

Our capital expenditure guidance includes capitalized interest. Capital expenditure incurrence is subject to timing of achievement of contract, satellite manufacturing, launch and other milestones.

The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the net new capacity entering service between January 1, 2017 and December 31, 2019. This reflects the incremental capacity related to the launches of the Intelsat EpicNG high throughput satellites, of which five are expected to enter service during the fiscal years 2017, 2018 and 2019, net of satellites de-orbited or moved to inclined service.

The foregoing information reflects Intelsat’s outlook only as of the date hereof. Such information is inherently uncertain and subject to change. Intelsat undertakes no obligation to update this information. Intelsat’s forecasted results may differ from actual results. Actual results remain subject to the completion of management’s final review, as well as review by Intelsat’s registered independent public accounting firm. Intelsat’s registered independent public accounting firm does not assume any responsibility for the accuracy of this information and is not providing any opinion or other assurance with respect to these forecasted results. Investors should exercise caution in relying on this information.

Non-GAAP Financial Measures

This Report on 6-K provides information about Adjusted EBITDA, which is a non-GAAP financial measure. Intelsat calculates Adjusted EBITDA to assess its operating performance. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under United States generally accepted accounting principles (“GAAP”), and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows, or as a measure of liquidity.

With respect to the Company’s full year Adjusted EBITDA guidance, the Company is not able to provide a reconciliation of that non-GAAP financial measure to GAAP without unreasonable effort because certain items that are included have not yet occurred or are out of the Company’s control and/or cannot be reasonably predicted. The reconciling information that is unavailable would include a forward-looking balance sheet prepared in accordance with GAAP. The probable significance of having a forward-looking GAAP balance sheet cannot be reasonably assessed or predicted. While management believes the Adjusted EBITDA forecast provided herein will be achieved, it cannot accurately predict all the components thereof.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, quarterly report on Form 6-K for the quarter ended March 31, 2017 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Report on Form 6-K does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 15, 2017	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer